October 11, 2019

Via EDGAR Correspondence Filing

Jay Williamson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”)
File Nos. 333-230320, 811-23166

Dear Mr. Williamson:

We received the following comment provided by telephone conference on October 9, 2019 regarding the Registration Statement on Form N-2 for the above captioned Fund. This letter serves to respond to that comment.

Prospectus—Risks

1.	We note your response to Comment No. 9 in the Fund’s filed correspondence dated September 23, 2019. We reissue that comment and further note the Staff’s recent Accounting and Disclosure Information (ADI) issuance regarding “Improving Principal Risks Disclosure.” Please review the risk disclosures in the Prospectus in light of the ADI and revise as appropriate.

Response: The Prospectus has been revised in response to the above-referenced ADI. The Fund believes that, as revised, the risk disclosures in the Prospectus represent the principal risks associated with an investment in the Fund.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.